Exhibit 99.1

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2024 RESULTS

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17.7% Increase in 1Q24 Revenue Compared to 1Q23
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180 Basis Point Expansion in Gross Margin to 14.2% in 1Q24 Compared to 12.4% in 1Q23
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Net Earnings More than Doubled to NT$0.60 per Basic Common Share Compared to NT$0.28 per Basic Common Share in 1Q23
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Strong Financial Position and Liquidity with NT$12,164.6 Million or US$381.0 Million Balance of Cash and Cash Equivalents
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Dividend of NT$1.8 per Common Share Authorized by the Company’s Board of Directors Pending Shareholder Approval at May 2024 AGM

Hsinchu, Taiwan – May 9, 2024 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported consolidated financial results for the first quarter ended March 31, 2024. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$31.93 against US$1.00 as of March 29, 2024.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Revenue for the first quarter of 2024 was NT$5,418.7 million or US$169.7 million, a decrease of 5.4% from NT$5,725.4 million or US$179.3 million in the fourth quarter of 2023 and an increase of 17.7% from NT$4,605.1 million or US$144.2 million for the same period in 2023.

Net non-operating income in the first quarter of 2024 was NT$156.3 million or US$4.9 million, compared to net non-operating expenses of NT$137.0 million or US$4.3 million in the fourth quarter of 2023. The increase of net non-operating income compared to the fourth quarter of 2023 is mainly due to an increase of the foreign exchange gains of NT$348 million or US$10.9 million from the foreign exchange losses of NT$195 million or US$6.1 million in the fourth quarter of 2023 to the foreign exchange gains of NT$153 million or US$4.8 million in the first quarter of 2024 and partially offset by the decrease of share of profit of associates accounted for using equity method of NT$55 million or US$1.7 million. Net non-operating income was NT$43.5 million or US$1.4 million in the first quarter of 2023. The difference is mainly due to an increase of the foreign exchange gains of NT$197 million or US$6.2 million from the foreign exchange losses of NT$44 million or US$1.4 million in the first quarter of 2023 to the foreign exchange gains of NT$153 million or US$4.8 million in the first quarter of 2024 and partially offset by the decrease of share of profit of associates accounted for using equity method of NT$44 million or US$1.4 million, rental income of NT$16 million or US$0.5 million and interest income of NT$13 million or US$0.4 million.

Net profit attributable to equity holders of the Company for the first quarter of 2024 was NT$437.8 million or US$13.7 million, and NT$0.60 or US$0.02 per basic common share, as compared to NT$482.0 million or US$15.1 million, and NT$0.66 or US$0.02 per basic common share in the fourth quarter of 2023. This compares to NT$202.4 million or US$6.3 million, and NT$0.28 or US$0.01 per basic common share in the first quarter of 2023. Net earnings for the first quarter of 2024 were US$0.38 per basic ADS, compared to US$0.42 per basic ADS for the fourth quarter of 2023 and US$0.17 per basic ADS in the first quarter of 2023.

Net free cash flow for the first quarter of 2024 was NT$800.3 million or US$25.1 million, with a balance of cash and cash equivalents was NT$12,164.6 million or US$381.0 million. Given its strong cash position and commitment to returning capital to shareholders, the Company’s Board of Directors authorized a new dividend of NT$1.8 per common share pending shareholder approval at the Company’s May 2024 annual shareholders’ meeting.

First Quarter 2024 Investor Conference Call / Webcast Details

Date: Thursday, May 9, 2024

Time: 3:00PM Taiwan (3:00AM New York)

Dial-In: +886-2-33961191

Password: 1524509 #

Webcast and Replay: https://www.chipmos.com/chinese/ir/info2.aspx

Replay: Starts approximately 2 hours after the live call ends

Language: Mandarin

Note: A transcript will be provided on the Company’s website in English following the conference call to help ensure transparency, and to facilitate a better understanding of the Company’s financial results and operating environment.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.